

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 25, 2009

Mr. Franco Bernabè
Chief Executive Officer
Telecom Italia S.p.A
Piazza degli Affari 2,
20123 Milan, Italy

> **RE: Telecom Italia S.p.A.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed April 10, 2009**
> **File No. 1-13882**

Dear Mr. Bernabè:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 73

5.3 Results of Operations for the Three Years Ended December 31, 2008

5.3.2 Non-GAAP Measures, page 79

1. Since you present a measure labeled as "EBITDA" as a measure of operating performance, it is generally not appropriate to exclude "Finance expenses," "Finance income," "Other expenses (income) from investments," "Share of losses (profits) of associates and joint ventures accounted for using the equity method," "Impairment losses (reversals) on non-current assets," "Losses (gains) on disposals of non-current assets," "Depreciation and amortization," and "Income tax expense" since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following in future filings:

    - the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
    - the economic substance behind management's decision to use such a measure;
    - the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
    - the manner in which management compensates for these limitations when using the non-GAAP financial measure.

    Similarly, we note that you have presented EBITDA for each business unit. In future filings, please address the disclosures above for these measures and provide a reconciliation of each measure to its most directly comparable GAAP measure.

2. It appears that "Profit for the Year" is the measure reported in accordance with IFRS that is most directly comparable to EBITDA. Please revise your reconciliation, in future filings, to reconcile to this measure.

3. In future filings, please refrain from referring to your non-GAAP measure as "EBITDA" since it excluded items other than interest, taxes, depreciation and amortization.

Note 27 – Contingent Liabilities and Assets, Other Information, Commitments and Guarantees, page F-88

4. We note your statement that you did not discuss disputes that were referred to in the financial report for 2007 but were settled in 2008. Please clarify for us whether you have disclosed all settlements that materially affected your financial statements for the year ended December 31, 2008.

5. Tell us whether you have accrued the cost of the settlements that you reached in December 2008 regarding your tax disputes with the Revenue Agency's Milan 1 Office and the Turin Revenue Agency. If so, disclose in future filings where these charges were recorded in your income statement.

Note 40 – Income Tax Expense, page F-106

6. Please explain to us in more detail the nature of the transaction whereby you exercised your right to realign the tax amounts to the book amounts. Clarify how this transaction led to the reversal of deferred tax liabilities.

Note 45 – Other Information, page F-135

b) Research and development, page F-135

7. Tell us what you mean by your statement that the 2007 amounts were restated for comparison purposes in view of the fact that such amounts had been capitalized in 2007. Tell us the amount of the restatement. In this regard, we note that profit for the year ended December 31, 2007 did not change. Explain to us in more detail the nature of this change in accounting policy.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director